September 30, 2025

Kanishka Roy
Chief Executive Officer
Plum III Merger Corp.
2021 Fillmore St., #2089
San Francisco, CA 94115

Ranjeet Sundher
Chief Executive Officer
Tactical Resources Corp.
Suite 1500     1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7

       Re: Plum III Merger Corp.
           Tactical Resources Corp.
           Amendment No. 5 to Registration Statement on Form F-4
           Filed September 8, 2025
           File No. 333-282863
Dear Kanishka Roy and Ranjeet Sundher:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-4
Exhibit 5.1, page 1

1. Please request that Canadian counsel revise its opinion in Exhibit 5.1 to remove the assumption in clause (e) on page 2 as it is not appropriate for counsel to include in its
 September 30, 2025
Page 2

      opinion assumptions that assume any of the material facts underlying the opinion.
      Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
Ownership of PubCo Common Shares after Closing, page 52

2. We note you present net tangible book value per share as of March 31, 2025 on page
      55, however, the most recent balance sheet included in your filing is as of June 30,
      2025. Please revise your disclosure to reflect the most recent balance sheet date. In your response, please provide the underlying calculations that support your revised dilution table.
3. We note your response to comment 5 and see that you continue to include the disclosure of an Implied Per Share Value based on a pro forma valuation of approximately $800 million at an assumed price of $10.00 per share. Please address the following points:
          Clarify whether the Implied Per Share Value is being disclosed to comply with
          Item 1604(c)(1) of Regulation S-K or state the underlying disclosure requirement for which this disclosure is being presented.
          Tell us how your characterization of the $800 million as a "pro forma valuation"
          is consistent with the pro forma information included at page 213 and how the valuation complies with Article 11 of Regulation S-X or revise your description as necessary.
          Tell us how the methods you used to calculate the pro forma valuation are consistent with accepted methods used to determine fair value, such as a market or income approach.
          Provide clear disclosure related to how the value is being calculated, including the components involved.
Material Canadian Tax Considerations, page 198

4. We note you have filed a short-form tax opinion as Exhibit 8.3. Please revise your tax discussion to name counsel and state that the discussion in the prospectus constitutes
      counsel   s opinion. In addition, please have counsel revise its opinion to clarify that the
      discussion in the prospectus constitutes counsel's opinion rather than that the discussion therein is a fair and accurate summary of the tax considerations. Refer to
      Sections III.B.2 and 3 of Staff Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 213

5. We note you included updated interim financial statements to the six months ended and as of June 30, 2025 for Plum Acquisition Corp. III and Plum III Merger Corp in
      the filing. Please tell us why you did not include those updated interim financial statements in the presentation of pro forma financial information. September 30, 2025
Page 3
Index to Consolidated Financial Statements, page F-1

6.     We note from your disclosure on various pages that the TRC Exchange
Ratio is
       10.69126447 with an assumed reverse stock split of 12.28 to 1. You state that TRC may effect a reverse stock split prior to the Closing at a ratio not to exceed 25 to
       1. Please tell us how you considered presenting pro forma earning/loss per share in the
       Statements of Operations for the proposed reverse stock split prior to the Closing.
General

7. We note your response to prior comment 7. Please revise your disclosures on pages
       37, 38 and 142, consistent with your response, to reflect that the Domestication and
       Plum Amalgamation, and the TRC Amalgamation "should" qualify as a tax-deferred
       "reorganization."

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding engineering matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Richard Aftanas
      Bill Nelson